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                                October 30, 2023

       Jack Leeney
       Chief Executive Officer
       7GC & Co. Holdings Inc.
       388 Market Street, Suite 1300
       San Francisco, CA 94111

                                                        Re: 7GC & Co. Holdings
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 26,
2023
                                                            File No. 333-274278

       Dear Jack Leeney:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Summary of Proxy Statement/Prospectus
       Sources and Uses of Funds for the Business Combination, page 23

   1. Your sources of funds assumes that you will enter into a $20.0 million Pipe transaction and a $5.0 million
bridge funding prior to closing. Please tell us, and revise to clarify, the current status of such
funding. To the extent these transactions may not close as
                                                        anticipated, tell us
why you believe inclusion of such amounts in your sources of funds assumptions is
appropriate.
 Jack Leeney
FirstName
7GC & Co.LastNameJack
           Holdings Inc. Leeney
Comapany
October 30,Name7GC
            2023     & Co. Holdings Inc.
October
Page 2 30, 2023 Page 2
FirstName LastName
Stockholder Proposal No. 4 - The Direction Election Proposal, page 140

2. Your revised disclosure in response to prior comment 1 appears to indicate that Banzai designated four of the five New Banzai Board members. However, your disclosures here continue to indicate that the 7GC Board nominated each of the new Banzai Board members. Please revise to clarify this apparent inconsistency.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Mike Heinz